UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ADC Therapeutics SA
(Name of Subject Company (Issuer))

ADC Therapeutics SA, as Issuer and Offeror
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Options to purchase common shares, par value CHF 0.08 per share
(Title of Class of Securities)

H0036K147 for the common shares
(CUSIP Number of Class of Securities)

Peter J. Graham
ADC Therapeutics America, Inc.
430 Mountain Avenue, 4th Floor
Murray Hill, NJ 07974
(908) 546-5556
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Deanna L. Kirkpatrick
Yasin Keshvargar
Kyoko Takahashi Lin
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by ADC Therapeutics SA, a Swiss stock corporation (société anonyme) organized under the laws of Switzerland (the “Company”), and relates to the offer by the Company to certain employee optionholders (such optionholders, the “Eligible Participants”) to exchange certain outstanding options to purchase the Company’s common shares for new options to purchase the Company’s common shares (the “Exchange Offer”). The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for New Options, dated March 6, 2023 (as it may be amended or supplemented from time to time, the “Offer to Exchange”), which is filed with this Schedule TO as Exhibit (a)(1)(A). The Exchange Offer will expire at 4:00 p.m., Eastern Time, on April 3, 2023, unless extended or earlier terminated. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Exchange is hereby expressly incorporated by reference in response to all items of this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange under the heading “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a)       Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

ADC Therapeutics SA
Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland
+41 21 653 02 00

(b)       Securities. This Schedule TO relates to certain outstanding options to purchase the Company’s common shares. An option is eligible for exchange (an “Eligible Option”) if it is an outstanding option to purchase our common shares that:

•	is held by an Eligible Participant;

•	is outstanding as of the Expiration Time;

•	has an exercise price per share equal to or greater than $8.00 per share; and

•	was granted on or before September 30, 2022 under the ADC Therapeutics SA 2019 Equity Incentive Plan (as amended, the “2019 Equity Incentive Plan”).

As of March 3, 2023, there were options to purchase approximately 13,486,821 common shares outstanding. As of March 3, 2023, there were Eligible Options to purchase approximately 3,231,132 common shares outstanding.

The information set forth in the Offer to Exchange under the headings “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”) of the Offering Memorandum for the Exchange Offer contained in the Offer to Exchange (the “Offering Memorandum”) is incorporated herein by reference.

(c)       Trading Market and Price. The information set forth under Section 7 (“Price Range of Our Common Shares”) of the Offering Memorandum is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a)       The Company is the filing person and issuer. The information set forth under Item 2(a) of this Schedule TO is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Ameet Mallik	Chief Executive Officer and Director
Jose Carmona	Chief Financial Officer
David Gilman	Chief Business & Strategy Officer
Peter Graham	Chief Legal Officer
Kristen Harrington-Smith	Chief Commercial Officer
Michael Mulkerrin	Chief Technical Operations Officer
Kimberly Pope	Chief People Officer
Susan Romanus	Chief Compliance and Quality Officer
Patrick van Berkel	Chief Scientific Officer
Mohamed Zaki	Chief Medical Officer
Ron Squarer	Chairman of the Board of Directors
Michael Forer	Vice Chairman of the Board of Directors
Jean-Pierre Bizzari	Director
Stephen Evans-Freke	Director
Peter Hug	Director
Christopher Martin	Director
Viviane Monges	Director
Thomas Pfisterer	Director
Tyrell J. Rivers	Director
Victor Sandor	Director
Jacques Theurillat	Director

The business address and telephone number for all of the above directors and executive officers is: c/o ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland and +41 21 653 02 00.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company.

ITEM 4.	Terms of the Transaction.

(a)       Material Terms. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning ADC Therapeutics; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) of the Offering Memorandum is incorporated herein by reference.

(b)       Purchases. The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a)       Purposes. The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b)       Use of Securities Acquired. The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) of the Offering Memorandum is incorporated herein by reference.

(c)       Plans. The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a)       Source of Funds. The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b)       Conditions. The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.

(d)       Borrowed Funds. Not applicable.

ITEM 8.	Interest in Securities of the Subject Company.

(a)       Securities Ownership. The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b)       Securities Transactions. The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)       Solicitations or Recommendations. Not applicable.

ITEM 10.	Financial Statements.

(a)       Financial Information. The information set forth under Section 8 (“Information Concerning ADC Therapeutics; Financial Information”) and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b)        Pro Forma Information. Not applicable.

ITEM 11.	Additional Information.

(a)       Agreements, Regulatory Requirements and Legal Proceedings. The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) and Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(c)       Other Material Information. The information set forth in the Offer to Exchange, as may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Exchange pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Exchange Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for New Options, dated March 6, 2023
(a)(1)(B)	Form of Announcement to Eligible Holders
(a)(1)(C)	Form of Email Providing the Link to the Exchange Offer Election Form on the Option Exchange Portal
(a)(1)(D)	Form of Option Exchange Election Form on the Option Exchange Portal
(a)(1)(E)	Form of Email Confirming Receipt of Election Form
(a)(1)(F)	Form of Reminder Email to Eligible Participants Regarding the Expiration of the Exchange Offer
(a)(1)(G)	Form of Email to Eligible Participants Confirming Acceptance of Eligible Options
(a)(1)(H)	Form of Email Notice Regarding Rejection of Options for Exchange
(a)(1)(I)	Form of New Option Agreement (Unvested Options)
(a)(1)(J)	Form of New Option Agreement (Partially Vested Options)
(a)(1)(K)	Communication, dated March 3, 2023 (incorporated by reference to Exhibit (a)(1)(A) of the Company’s Tender Offer Statement on Schedule TO filed with the SEC on March 3, 2023)
(a)(1)(L)	Presentation, dated March 6, 2023
(a)(1)(M)	Accompanying Script for Presentation, dated March 6, 2023
(b)	Not applicable
(d)(1)	ADC Therapeutics SA 2019 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed with the SEC on May 6, 2021)
(d)(2)	ADC Therapeutics SA Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed with the SEC on June 30, 2022)
(g)	Not applicable
(h)	Not applicable
FILING FEES	Filing fee table

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADC THERAPEUTICS SA

By:	/s/ Ameet Mallik
	Name:	Ameet Mallik
	Title:	Chief Executive Officer

Date: March 6, 2023